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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 ShoLodge, Inc.
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                                (Name of Issuer)

                         Common Stock, without Par Value
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                         (Title of Class of Securities)

                                    825034101
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                                 (CUSIP Number)

                                  John W. Titus
                      Boult, Cummings, Conners & Berry PLC
                                414 Union Street
                           Nashville, Tennessee 37219
                                 (615) 252-2341
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Scehdule13D, and is filing this schedule because of Rule 13d-1, 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; I.R.S. identification no. of above person (entities only).

      Leon Moore

2.    Check the appropriate box if a member of a group. (a) [ ] (b) [ ].




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3.    SEC use only.

4.    Source of funds. PF.

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

6.    Citizenship or place of organization.

      United States of America.

7. Number of shares beneficially owned by each reporting person with sole voting power.

      2,829,999 shares of common stock.

8. Number of shares beneficially owned by each reporting person with shared voting power.

      None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      2,829,999 shares of common stock.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

      None

11.   Aggregate amount beneficially owned by each reporting person.

      2,829,999 shares of common stock.

12.   Check box if the aggregate amount in row (11) excludes certain shares.

      Not applicable.

13.   Percent of class presented by amount in Row (11).

      49.9676%.

14.   Type of reporting person.

      IN.


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Item 1.      Security and Issuer

         This statement relates to shares of common stock (CUSIP No. 825034101) of ShoLodge, Inc., a Tennessee corporation, with a principal executive office at 130 Maple Drive, North, Hendersonville, Tennessee 37075 (the "Company")

Item 2.      Identity and Background

             (a) The name of the person filing this statement is Leon Moore.

             (b) The business address of Leon Moore is 130 Maple Drive, North, Hendersonville, Tennessee 37075.

             (c) Leon Moore is President and Chief Executive Officer of the Company.

             (d) During the past five years, Leon Moore has not been convicted in any criminal proceeding.

             (e) During the past five years, Leon Moore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Leon Moore resides in Tennessee and is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

         Leon Moore has owned most of the shares of common stock reported on this schedule prior to the date on which the Issuer began filing reports under the Securities Exchange Act of 1934. Mr. Moore acquired additional shares during the calendar year 2000 through the vesting of outstanding stock options and through the purchase of shares in the open market through a trust of which Mr, Moore is the co-trustee with an institutional trustee. On September 15, 2000 Mr. Moore's acquisitions in calendar year 2000, through vesting of options and the purchase of shares, exceeded two percent of the outstanding shares, thus triggering the filing of this schedule. Personal funds were used to purchase the shares requiring the filing of this schedule, and the shares purchased in the transaction requiring filing of this schedule were purchased at a price of $5.44 per share.

Item 4.      Purpose of Transaction.

         Leon Moore purchased the securities for investment purposes only with personal funds.


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         Leon Moore may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

         Leon Moore does not have any present plans or proposals which may relate or would result in:

                  (a) The acquisition by any person (other than himself) of additional securities of the Issuer, or the disposition of securities of the Issuer, although it is noted that the Issuer has been conducting and may continue to conduct periodic repurchases of shares;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (a) Leon Moore may be deemed to beneficially own an aggregate of 2,829,999 shares of common stock which represented approximately 49.9676% of the total shares of ShoLodge, Inc. as of the date of the event requiring the filing of this schedule.


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                  (b) Leon Moore has sole voting and dispositive power as to
2,829,999 shares of common stock.

                  (c) Leon Moore acquired shares within the 60 day period prior to the date of the event requiring the filing of this schedule through the purchase of shares on the open market on August 28 and 29, 2000 and September 1, 7, 13, 14, and 15, 2000. These purchases were at various prices ranging from $4.74 per share to $5.44 per share.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be filed as Exhibits

                  None.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2000                                  /s/ Leon Moore
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Date                                             Signature: Leon Moore






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